Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-231723) of SELLAS Life Sciences Group, Inc. (the “Company”) of our report dated March 22, 2019 relating to the consolidated financial statements of the Company, which report appears in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018 (and expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s going concern uncertainty), filed with the Securities and Exchange Commission, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

San Francisco, California

June 6, 2019